UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 20)*

FIRST KEYSTONE CORPORATION
(Name of Issuer)

COMMON STOCK, PAR VALUE $2.00 PER SHARE
(Title of Class of Securities)

320654205
(CUSIP Number)

December 31, 2013
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 pages

CUSIP NO. 320654205	13G

1.	NAME OF REPORTING PERSON

First Keystone Community Bank Trust Department, formally The First National Bank of Berwick

Trust Department

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

24-0525403

2.	CHECK THE APPROPRIATE LETTER IF A MEMBER OF A GROUP

(a)

(b)

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION: PENNSYLVANIA, USA

5.	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE VOTING POWER: 220,396

6.	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED VOTING POWER: 62,189

7.	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE DISPOSITIVE POWER: 220,396

8.	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED DISPOSITIVE POWER: 62,189

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 282,585

10.	CHECK IF THE AGGREGATE AMOUNT IN NUMBER 9 EXCLUDES CERTAIN SHARES:

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN NUMBER 9: 5.11%

12.	TYPE OF REPORTING PERSON: BK

Page 2 of 5 pages

ITEM 1.

(a)	Name of Issuer:

First Keystone Corporation

(b)	Address of Issuer's Principal Executive Offices:

111 West Front Street, Berwick, Pennsylvania 18603

ITEM 2.

(a)	Name of Person Filing:

First Keystone Community Bank, formally The First National Bank of Berwick - Trust Department, a wholly owned subsidiary of the issuer

(b)	Address of Principal Business Office or, if none, Residence:

111 West Front Street, Berwick, Pennsylvania 18603

(c)	Citizenship or Place of Organization:

Pennsylvania

(d)	Title of Class of Securities:

Common stock, par value $2.00 per share

(e)	CUSIP Number:

320654205

Page 3 of 5 pages

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) or (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	Broker or dealer registered under Section 15 of the Act
(b)	X Bank as defined in section 3(a)(6) of the Act
(c)	Insurance company as defined in section 3(a)(19) of the Act
(d)	Investment company registered under section 8 of the Investment Company Act of 1940
(e)	An investment advisor in accordance with 240.13d-1(b)(1)(ii)(E)
(f)	An employee benefit plan or endowment fund in accordance 240.13d-1(b)(1)(ii)(F)
(g)	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G)
(h)	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act
(i)	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940
(j)	Group, in accordance with 240.13d-1(b)(1)(ii)(J)

ITEM 4.	OWNERSHIP

(a)	Amount Beneficially Owned: 282,585 shares held in a fiduciary capacity

(b)	Percent of Class: 5.11%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 220,396

(ii)	shared power to vote or to direct the vote: 62,189

(iii)	sole power to dispose or to direct the disposition of: 220,396

(iv)	shared power to dispose or to direct the disposition of: 62,189

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable.

Page 4 of 5 pages

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTING ON BY THE PARENT HOLDING COMPANY

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE

GROUP

Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable.

ITEM 10.	CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purposes or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 5, 2014

/s/ James S. Szewc
James S. Szewc
Senior Trust Officer

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

Page 5 of 5 pages